ARKEMA

RECEIVED

2007 JAN 26 A 10: 03

OFFICE OF INTER... CORPORATE F...

January 25th, 2007

[redacted]

07020599

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

F/1.

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

dlw 1/29

ARKEMA

Enclosed documents

- Press release : "Proposed future of the Lacq-Mourenx industrial site"

Press release

Communiqué de presse

Paris, January 23rd 2007

Proposed future of the Lacq - Mourenx industrial site

The management of the Arkema Lacq - Mourenx facility has today presented to the Works Council a project for the site's future designed to restore its competitiveness by optimizing its operation and investing into the development of its growth activities.

With two first-class industrial facilities in Beaumont - Houston, United States (Texas) and Lacq - Mourenx, France, Arkema is the world leader in hydrogen sulfide (H_2S) derivatives.

The proposed plan to adapt the Lacq - Mourenx site, where financial results are giving cause for concern, aims to restore its competitiveness in order to safeguard its long-term future. The plan entails three key points:

- the rationalization of the site by redefining its various functions, and the streamlining of its procedures, which includes in particular the optimization of the supply chain with the transfer from the headquarters to the site of some of the dedicated personnel,
- the development of products with a strong growth potential, in particular dimethyl disulfide (DMDS) that would benefit from targeted investments aimed at increasing production capacity in order to supply the refining and petrochemicals world markets,
- the support of the site's employees with the launch of specific skill enhancement initiatives.

The project would result in the loss of 48 jobs. Internal and external redeployment solutions are already being envisaged for the majority of those affected by job losses. Arkema will take all necessary steps to promote the mobility of all concerned.

A world-class chemical concern, Arkema combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com